ASANKO GOLD STRENGTHENS BALANCE SHEET

Vancouver, British Columbia, September 5, 2019 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) is pleased to announce that it has received $10 million from its joint venture partner Gold Fields Limited (“Gold Fields”). Asanko and Gold Fields completed a Joint Venture Agreement on July 31, 2018 whereby they became 50:50 joint venture partners of the Asanko Gold Mine (“AGM”), located in Ghana, West Africa, which is operated by Asanko. Part of that agreement included a $20 million cash payment that was contingent on an Esaase development milestone at the AGM. Following substantial achievement of that milestone in August 2019, Asanko has now received $10 million with the remaining $10 million to be paid on or before December 31, 2019.

In addition, the Company is in the process of finalizing credit agreement documentation on behalf of the Asanko Gold Mine Joint Venture with Rand Merchant Bank (“RMB”) for a new revolving credit facility (the “Facility” or the “RCF”) in the amount of $30 million. The term of the RCF will be three years, maturing in September 2022 and will bear interest on a sliding scale of between LIBOR plus a margin of 4% and LIBOR plus a margin of 3.8% based on security granted to RMB. Commitment fees in respect of the undrawn portion of the Facility will be on a similar sliding scale of between 1.4% and 1.33% . Final closing of the facility remains subject to the completion of customary closing conditions.

“With the receipt of the first $10 million payment from Gold Fields, Asanko Gold’s corporate balance sheet is strengthening with no debt and cash growing” said Greg McCunn, Chief Executive Officer. “With this new low-cost credit facility being established at the AGM, combined with the existing cash resources and strong expected operating cash flows, the AGM will have significant financial flexibility to begin repaying inter-company loans to the Joint Venture partners, allowing the partners to begin realising a return on their respective investments.”

As at August 31, 2019 the Company held approximately $14.7 million in cash with working capital of $16.0 million. The Asanko Gold Mine Joint Venture held approximately $44.6 million in cash, gold bullion and gold receivables, with no external debt.

Enquiries:
Lynette Gould
SVP Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1 778 729 0608
Email: lynette.gould@asanko.com

About Asanko Gold Inc.

Asanko is focused on building a low-cost, mid-tier gold mining company through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.asanko.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated or anticipated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information, investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.